COMMENTS RECEIVED ON APRIL 9, 2012

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Spartan Inflation-Protected Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 188

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02676)

Fidelity Global Bond Fund
Fidelity International Bond Fund

POST-EFFECTIVE AMENDMENT NO. 84

1. Spartan Inflation-Protected Bond Index Fund

"Fund Summary" (prospectus)

"Fee Table"

Shareholder fees (fees paid directly from your investment)

Investor Class

Fidelity Advantage Class

Annual index fund fee (for fund balances under $10,000)	$10.00	$10.00

C: The Staff questions why the term "annual index fund fee" is used instead of "minimum balance fee."

R: The annual index fund fee (applicable to Fidelity index funds) is different in amount than the small balance maintenance fee (applicable to Fidelity non-index funds), and the difference in terminology conveys whether the fund at issue is an index fund or not.

2. All funds

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Spartan Inflation-Protected Bond Index Fund)
"Normally investing at least 80% of assets in inflation-protected debt securities included in the Barclays Capital U.S. Treasury Inflation-Protected Securities (TIPS) Index (Series-L) (the Index)."

C: The Staff requests that, in accordance with Rule 35d-1, the term "bond" be used instead of "debt securities" because it better aligns with each fund's name.

R: As previously discussed with the Staff, we continue to believe that the use of the term "debt securities" rather than "bond" in describing the fund's investments does not raise any issue under Rule 35d-1 (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). The Staff has stated that for the purposes of Section 35(d), investing in "debt instruments" is sufficient for funds with "bond" in their names. Specifically, the Staff's generic comment letter of February 25, 1994 states that "...a fund using the term "bond" in its name satisfies the requirements of Section 35(d) of the 1940 Act and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments." "Debt securities" are defined under the heading "Description of Principal Security Types" in the "Investment Details" section of the Prospectus to include a variety of debt instruments. We believe that this disclosure adequately describes what each fund considers to be a "bond" for purposes of its investment policies, and is consistent with Section 35(d) and Rule 35d-1 thereunder.

Moreover, we believe that complying with the Staff's request to reword the policy in a way that defines bonds to be the types of securities currently referenced in each fund's 80% policy differs from the current disclosure in form only, not in substance, and reflects an acknowledgement that the substance of each fund's 80% policy is acceptable. Accordingly, we believe that each fund's name and 80% policy are consistent with Rule 35d-1 and have not modified disclosure.

3. All funds

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Spartan Inflation-Protected Bond Index Fund)
"Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default) and futures contracts - and forward-settling securities, to adjust the fund's risk exposure."

C: The Staff questions whether the funds will use derivatives to meet the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time each fund does not intend to count derivatives for purposes of its 80% policy.

4. Spartan Inflation-Protected Bond Index Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

  "Foreign Exposure. Entities located in foreign countries can be affected by adverse political, regulatory, market, or economic developments in those countries."

C: The Staff notes the Foreign Exposure principal risk and requests that we add a corresponding principal investment strategy in the "Fund Summary" section.

R: Foreign risk disclosure was included inadvertently and will be removed in the b-filing.

5. All funds

"Investment Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that we add derivatives risk to the "Principal Investment Risks" section.

R: We believe that the disclosure in the "Fund Summary" section appropriately discloses the fund's principal investment risks, and accordingly have not added disclosure. We call the Staff's attention to the "Leverage Risk" disclosure under the subheading "Principal Investment Risks" in the "Fund Summary" section.

6. Spartan Inflation-Protected Bond Index Fund

"Investment Summary" (prospectuses)

"Principal Investment Risks"

"Investing for Inflation Protection. Increases in real interest rates can cause the price of inflation-protected debt securities to decrease. Interest payments on inflation-protected debt securities can be unpredictable."

C: The Staff would like us to disclose the risk of "negative base interest rates."

R: It is our understanding that in 2011 the Treasury amended applicable rules to establish a minimum coupon interest rate of 1/8 of one percent for all new inflation-protected securities. Accordingly, we have not modified disclosure.

7. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example from Spartan Inflation-Protected Bond Index Fund)

"You may buy or sell Investor Class and Fidelity Advantage Class shares of the fund through a Fidelity brokerage or mutual fund account, through a retirement account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of Investor Class or Fidelity Advantage Class is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of Investor Class or Fidelity Advantage Class is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum - Investor Class	$10,000
Initial Purchase Minimum - Fidelity Advantage Class	$100,000

The fund may waive or lower purchase minimums."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b). Accordingly, we have not modified disclosure.

8. Spartan Inflation-Protected Bond Index Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMR may use statistical sampling techniques to attempt to replicate the returns of the Index using a smaller number of securities. Statistical sampling techniques attempt to match the investment characteristics of the Index and the fund by taking into account such factors as duration, maturity, interest rate sensitivity, security structure, and credit quality."

C: The Staff would like an explanation of "duration."

R: We believe that the term "duration" is commonly understood, but in response to a prior Staff comment we added standard disclosure on duration to bond fund SAIs. Accordingly, we direct the Staff's attention to the following disclosure in the fund's SAI:

"Duration of a bond is a measure of the approximate sensitivity of a bond's price to changes in interest rates. Duration is expressed in years. Except for zero coupon bonds, duration is generally shorter than maturity because much of a bond's return consists of interest paid prior to the maturity date. Bonds with longer durations usually have more interest rate sensitivity and price volatility than bonds with shorter durations. Typically, if a bond had a duration of 5 years and interest rates rose 1%, the market value of the bond would decline 5%."

9. Spartan Inflation-Protected Bond Index Fund

"Investment Details" (prospectuses)

"Description of Principal Security Types"

"Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities, repurchase agreements, mortgage and other asset-backed securities, and other securities that FMR believes have debt-like characteristics, including hybrids and synthetic securities."

C: The Staff questions the reference to fixed income interest rates for an inflation-protected bond fund.

R: Debt securities, in general, are a principal security type for the fund, and we believe it is important to provide a broad definition for shareholders. Note, however, that the fund also specifically includes "U.S. Government securities" and "Inflation-protected debt securities" among its principal security types to provide more granular detail about the types of debt securities the fund expects to buy in connection with its policy of normally investing at least 80% of its assets in inflation-protected debt securities included in the Barclays Capital U.S. Treasury Inflation-Protected Securities (TIPS) Index (Series-L).

10. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

11. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

12. Fidelity Global Bond Fund and Fidelity International Bond Fund

"Fund Summary" (prospectuses)

"Fee Table"

"A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class T purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 0.75% or 0.25%, respectively."

C: The Staff requests we update the maximum contingent deferred sales charge line item to read "0.75%" for Class A and "0.25%" for Class T instead of "none."

R: Were we to make the requested change, the table would reflect more than one type of sales charge. We understand that this is appropriate, in accordance with Instruction 2(a)(ii) to Item 3, "[i]f more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load))" (in which case the first caption in the table would read "Maximum Sales Charge (Load)" and would show the maximum cumulative percentage). However, we believe this result would not be appropriate for these funds as they do not charge both a front-end sales charge and deferred sales charge with respect to the same shares, and therefore reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

13. Fidelity Global Bond Fund and Fidelity International Bond Fund

"Fund Summary" (prospectuses)

"Fee Table"

C: The Staff requests that the footnotes below the "Shareholder fees" table be relocated to the end of the "Annual class operating expenses" table.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual class operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

14. Fidelity Global Bond Fund and Fidelity International Bond Fund

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Fidelity Global Bond Fund)

B Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.75%. This arrangement will remain in effect through February 28, 2014.

C: The Staff requests confirmation that the agreements will be filed as exhibits to the registration statement.

R: As disclosed, this expense reimbursement arrangement will remain in effect for at least a year from the effective date of the prospectus, but there is no agreement to be filed under Item 28(h). Instead, this particular arrangement is a unilateral undertaking by FMR to reimburse certain expenses through the stated date.

15. Fidelity Global Bond Fund and Fidelity International Bond Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Global Bond Fund)
"Investing in securities issued throughout the world, including emerging market countries."

C: The Staff notes that Fidelity Global Bond Fund's name includes "global" and requests a description of how the funds will invest in assets tied economically to a number of countries throughout the world, per Investment Company Act Release No. 24828, footnote 42, dated January 17, 2001.

R: International Bond Fund, which normally invests in non-U.S. securities, including securities of issuers located in emerging markets, and Global Bond Fund, which invests in securities issued throughout the world, including securities of issuers located in emerging markets, each has a policy of normally allocating investments across different countries and regions. With respect to Global Bond Fund, "FMR uses the Barclays Capital Global Aggregate GDP Weighted Index as a guide in structuring the fund and selecting its investments" and may also consider other factors, as disclosed. With respect to International Bond Fund, "FMR uses the Barclays Capital Global Aggregate Ex USD GDP Weighted Index as a guide in structuring the fund and selecting its investments" and may also consider other factors, as disclosed. We believe the current disclosure for each fund is consistent with the Staff's current position on the terms "international" and "global" and accordingly have not modified disclosure.

16. Fidelity Global Bond Fund and Fidelity International Bond Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose the maturity policy for each fund.

R: The funds do not have a principal investment strategy to invest in securities of a particular maturity. Accordingly, we have not modified disclosure.

17. Fidelity Global Bond Fund and Fidelity International Bond Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Global Bond Fund)

"FMR may invest up to 20% of the fund's assets in lower-quality debt securities."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

18. Fidelity Global Bond Fund and Fidelity International Bond Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Global Bond Fund)
"FMR uses the Barclays Capital Global Aggregate GDP Weighted Index as a guide in structuring the fund and selecting its investments. The index is a multi-currency index composed of U.S. dollar-denominated and non-U.S. dollar-denominated securities. FMR manages the fund to have similar overall interest rate risk to the index."

C: The Staff requests that we add an explanation of how interest rate risk is measured, as well as disclosure regarding the current means of measurement. If duration is used to measure interest rate risk, the Staff requests that we add a definition of duration.

R: We believe the current disclosure sufficiently describes the funds' principal investment strategies, including an explanation in general terms how FMR decides which securities to buy and sell. Since the funds do not have a policy to invest in securities of a particular maturity, we do not believe additional disclosure is required.

19. Fidelity Global Bond Fund

"Investment Details" (prospectuses)

"Principal Investment Risks"

"Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes. If the structure of a security fails to function as intended, the security could decline in value.

Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities) and certain types of other securities tend to be particularly sensitive to these changes.

Lower-quality debt securities and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty. Lower-quality debt securities can be thinly traded or have restrictions on resale, making them difficult to sell at an acceptable price. The default rate for lower-quality debt securities is likely to be higher during economic recessions or periods of high interest rates."

C: The Staff requests additional disclosure be added stating that lower quality debt securities are "speculative in nature."

R: We propose to modify disclosure as shown below (underlined added):

Lower-quality debt securities and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty. Lower-quality debt securities can be thinly traded or have restrictions on resale, making them difficult to sell at an acceptable price, and often are considered to be speculative. The default rate for lower-quality debt securities is likely to be higher during economic recessions or periods of high interest rates."

20. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.